
REMEC 2002 ANNUAL REPORT

A YEAR OF CHALLENGE



$128.5
$188.9
$187.9
$341.5
$281.9
1998
1999
2000
2001
2002

SHAREHOLDERS' EQUITY
($ in millions)



$14.7
$10.3
$(6.7)
$12.7
$(31.9)
1998
1999
2000
2001
2002

ADJUSTED NET INCOME (LOSS)
($ in millions)



$156.1
$158.4
$189.2
$273.5
$230.0
1998
1999
2000
2001
2002

SALES
($ in millions)

Explanatory Note: Amounts presented in the financial tables represent results and financial data as originally presented in each of the indicated fiscal years, prior to restatement for pooling of interests transactions and prior to adjustment for asset impairment charges, restructuring costs and in-process research and development expenses.

Some of the statements made by us in this Annual Report are forward-looking in nature, including but not limited to, statements relating to our future revenue, product development, demand, acceptance and market share, gross margins, levels of research and development, our management's plans and objectives for our current and future operations, and other statements that are not historical facts. Forward-looking statements include, but are not limited to, statements that are not historical facts, and statements including forms of the words "intend", "believe", "will", "may", "could", "expect", "anticipate", "plan", "possible", and similar terms. Actual results could differ materially due to a variety of factors, including the risks described in this Annual Report and the other documents we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

A YEAR OF CHALLENGE



LETTER TO OUR SHAREHOLDERS

To Our Shareholders:

When I wrote to you in the shareholder letter last year that we were prepared to respond to challenge, I never imagined what a year of challenge we would face. Revenue fell from $273.5 million to $230.0 million. Adjusted net income reflected a loss of $31.9 million ($0.71 per share) compared with an adjusted net income of $12.7 million ($0.28 per share) in the prior year. The adjusted net income (loss) figures do not include net charges of $37.9 million ($0.85 per share) during the year compared with net charges of $1.8 million ($0.04 per share) in the prior year.

The challenges of the economy, collapse of a number of highly leveraged telecommunications service providers, worldwide contraction of telecommunications capital expenditures and market delay for broadband wireless solutions, have demanded an extraordinary reaction. REMEC has responded to the broad and severe telecommunications downturn with a decisive and energetic conviction to structure the organization for the next major growth phase in the life of the company. This process has been painful. We have reduced the employee team with the layoff of approximately thirty percent of our workforce. We are completing the reorganization of operations into the Defense and Space, Mobile Wireless and Broadband Wireless product groups, supported by the Global Manufacturing group. We are also in the process of forming our Advanced Technologies Group to better focus our research and development activities. We have completed assimilation of prior acquisitions and concentrated resources on future opportunities. We have closed operations, sold assets and trimmed capital expenditures, while eliminating investments that are outside our core strategic focus.

Throughout this difficult period in our commercial markets, Defense and Space has enjoyed strengthened demand. We are looking forward to a robust forecast with exciting new programs, operating efficiencies and excellent growth potential. Although the challenge of the commercial downturn is unprecedented in the company's history, timing has indirectly benefited REMEC in a number of ways. During the final phase of the telecommunications bull market, a number of companies with unsound business models were equity funded. These competitors undermined the market with unrealistic pricing and unachievable commitments. These companies do not remain viable today. For REMEC, a relatively new entrant into the commercial market, the delay in next generation infrastructure build-out provides an opportunity to earn a greater future market share. Further, consolidation opportunities at relatively good values have become available. For example, the acquisition of Solitra, a key mobile wireless supplier to Nokia, and the purchase of the assets of

Spike Broadband Systems, augmenting our fixed wireless access broadband capability, in our opinion, represent good values. Lastly and importantly, the timing of this business cycle has coincided with the necessity for REMEC to rationalize our operations into consolidated, product-facing groups supported by global, low-cost, tax effective, manufacturing operations and a higher level of commitment to advanced technology capabilities.

During this period of opportunity, we have made significant advances in other strategically important endeavors. We have extended our global footprint into China, where we will design, develop and manufacture telecommunications products for in-country use and export. We have made significant improvements in our business infrastructure, have invested aggressively in new product development and have expanded our global sales and marketing organization. REMEC has built an infrastructure that can generate triple our current revenue run rate with only a relatively small growth in infrastructure cost. Our offshore, low-cost manufacturing facilities are operating at one-third of capacity and are capable of rapidly achieving full utilization.

Our strategy is sound. Broad microwave skills, enhanced by leading edge technical and integration accomplishments from defense technology, and increased investment in advanced technology, including leadership in devices, processes and analytical tools, position REMEC to provide our customers with the optimum integrated system solutions. Enabled with effective global manufacturing and supply chain management expertise, we can control our commitments and provide our customers with the best performance and reliable products at the most affordable price. The product offering will be balanced between OEM's and niche product sales that enjoy competitive advantage. With the restructured organization, future acquisitions will be efficiently consolidated, yielding substantial financial synergies, and, as revenues expand, we expect to achieve the operating leverage to produce high value margins.

In my opinion, we have made the tough decisions to serve our shareholders and the greater employee team. The essential sacrifices and initiatives have been achieved without damaging our potential to emerge from this downturn as a strong, profitable, global provider of high performance, cost competitive, commercial telecommunication and defense products. We are looking past the difficulties of the moment, focusing on the competitive leverage we have built, the excellence of our technology and our talented employee team.

Sincerely,
Ronald Ragland

OUR BUSINESS

REMEC develops and manufactures telecommunications infrastructure products for voice, video and data transfer over wireless networks and sophisticated microwave electronics subsystems for defense radar, communications and electronic warfare applications. Our equipment is designed to improve the capacity, quality, and reliability of wireless voice and data transfer systems, including those supporting cellular calling, high-speed wireless internet access and other communications. With skills and technologies in a variety of markets for commercial and defense applications and the ability to integrate our skills throughout our business, REMEC has a strong foundation and a unique competitive edge.

OUR HISTORY

When we were founded in 1983, we focused on designing and manufacturing components essential to defense and space applications. We moved on to integrating individual component functions into multiple-function modules for our customers' specific requirements. Our excellence in designing and building integrated subsystems, combined with opportunities presented by significant government contracts and partnerships with leading system-level developers, gave our business a solid foundation.

From that beginning we have been able to take advantage of our existing skills to branch into commercial applications in broadband wireless and mobile wireless communications and other related areas. Since 1994 we have acquired eighteen companies whose skills, technologies, partnerships, market share and international presence have enhanced our business and furthered our development in these promising markets. Today REMEC is providing product to forty-four countries and has expanded its global presence.

OUR CAPABILITIES

The skills we developed from that initial experience of integrating components for higher functionality and lower costs have set a paradigm for our growth and transformation as a company. Our skills broadened from radio and microwave frequencies to cover the complete spectrum through millimeter wave technologies. We have successfully drawn on our broad engineering and manufacturing capabilities in microwave communication to enhance our competitive position. Today, we offer a powerful collection of capabilities in mobile wireless, broadband wireless, defense, space and manufacturing marketplaces and have the global presence to provide unique cross-market support and solutions on a worldwide scale.



MOBILE WIRELESS

Our mobile wireless products are designed to improve the capacity, coverage and efficiency of cellular transmission equipment and networks at a cost significantly less than that associated with traditional means. Cellular base stations and their associated towers, which form the backbone of today's cellular networks, are expensive to install and account for a significant part of the cost of building new networks and extending existing ones. Our products include filters, amplifiers, distributed antenna systems and integrated systems containing these building blocks. In addition, products are offered that enhance coverage and capacity, increasing data flow capabilities by using existing cell sites.

BROADBAND WIRELESS

REMEC is a leading provider of high performance fixed wireless systems, radios, transceivers, and components that deliver high-speed bandwidth capabilities. These products offer cost effective solutions to original equipment manufacturers and service providers who operate wireless networks that provide broadband data and voice to today's consumers and businesses. Product applications include fixed wireless access systems for last mile connectivity to enterprise and residential customers, point-to-point radios for data backhaul in cellular network infrastructure, and components used in fiber optic communication equipment. The vertical integration from components to systems, when combined with global volume manufacturing and logistics, provides a strong value proposition to customers in the broadband market.

DEFENSE AND SPACE

Our defense and space products are found in systems for space, electronic warfare, radar, missile, communication and navigation systems. We have a long-standing reputation as the strategic partner of choice for the major defense prime contractors. Product excellence is demonstrated by a constantly growing business providing significant defense-related contracts. REMEC products are found in guidance and missile systems in the F-22, F-18, and Longbow-Apache helicopters, as well as in global positioning satellites and in other microwave-based communication systems both for defense and commercial uses.

MANUFACTURING

REMEC has established global manufacturing centers of excellence, enabling the manufacture of REMEC's own world-class products and solutions and leveraging research and development from REMEC defense and space, mobile wireless, broadband wireless and advanced technologies. REMEC is able to provide cost effective technology products and solutions with the highest levels of quality. Concurrent engineering, manufacturing and quality teams work together from development through volume production. REMEC is continually developing the art of process technologies, including hybrid substrate interconnection, vertically integrated system level testing, microwave device tuning automation, advanced environmental testing, high precision assembly and a wide array of material deposition techniques.

THE YEAR

This year we saw demand for communication products fall to very low levels as the world markets struggled to absorb new technologies and lagging economies. Many companies in the industry did not weather the storm, and certainly none were unscathed by this contraction. The breadth of our markets and the company's strong financial base put us in a good position to respond to the economic environment in ways that, while difficult, were constructive for our future growth, as the downturn presented an opportunity to prepare for the next cycle of industry growth.

We reacted by consolidating existing activities to reduce the impact of the market downturn and by making some strategic acquisitions that were facilitated by the contraction. We were able to combine parallel portions of our business and scale down other, less profitable parts. The outcome of this internal reorganization finds us more efficient, more focused, and better prepared to meet demand as the market recovers.

MAJOR ACCOMPLISHMENTS

We took advantage of the downturn in the telecommunications market to restructure the company to be well positioned as the market recovers. The downturn has been severe and has taken a toll on a number of poorly positioned competitors. REMEC has restructured the business into four operating groups, moved manufacturing to low cost offshore sites, reduced operating costs substantially, and begun to reposition the company to supply integrated solutions to our major OEM customers. The acquisitions we completed gave us low cost production, increased our radio technology dramatically, expanded our European presence, deepened our relationship with a major OEM, and helped make us a leader in fixed wireless access. In conjunction with the expansion of the company, we hired a number of seasoned executives who will be key players in shaping our growth. We instituted new financial systems and controls, and expanded our efforts in information technology to enhance our competitiveness.

This year we purchased Multipoint Radio, whose proprietary broadband technologies enhance and complement our business in a market where we have enjoyed significant success in the past. Their advanced proprietary technology for broadband wireless access makes it possible for us to provide cost competitive equipment for these services.

Solitra, a Finnish company previously owned by ADC, is highly synergistic in technology and product offering. Further, it brings an important partnership with Nokia to our business. With this addition, we became one of the top three suppliers in the mobile wireless infrastructure market.

During the year we purchased the assets of Spike Broadband Systems, and by so doing added products and personnel to the ongoing development of our broadband fixed wireless access business. In conjunction with this acquisition, our broadband wireless business received a sizeable contract in connection with last-mile access services in Denmark, with production to begin in mid-2002.

We also made an important step forward in the life of the company with the move into China through the acquisition of CWH WEIHUA Shanghai Telecommunications. Along with a key presence in this major market, we were able to acquire highly qualified local management talent and a base of existing operations to expand into a major design, development and manufacturing center.

Our defense and space business, already one of the top suppliers in the defense microwave electronics market, has received a number of sizeable long-term government contracts and expanded throughout the year. The future looks strong as we continue to design product into higher levels of systems integration.

GOING FORWARD: OUR GOALS AND EXPECTATIONS

FY 2002 has been a year of challenge to both the telecommunication industry and our company. The year supplied us with the opportunity to reposition the company for the future. We will preserve our balance sheet to allow REMEC to weather the storm in the telecommunications industry. The opportunities in the coming year are for us to fine tune the organization, yielding competitive advantage both in terms of costs and product positioning. We intend to regenerate internal growth and expand through acquisition. With the weakness in the end-user market, numerous opportunities will exist for us as the industry consolidates. We are in a position to take advantage of excess capacity as the market for our products recovers, whether the recovery comes now or in the future. The senior management will be strengthened as we continue to fill key positions. We will present a unified company to our customers, one with impressive, broad, integrated skills in the markets we serve.

REMEC GLOBAL FACILITIES

★ HEADQUARTERS

■ DESIGN AND MANUFACTURING CENTERS

● OFFSHORE MANUFACTURING CENTERS

▲ SALES OFFICES WITH FIELD SALES



SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share data)

YEARS ENDED JANUARY 31	2002[4]	2001	2000[3]	1999	1998[1,2]
STATEMENTS OF OPERATIONS					
Net sales	$ 229,981	$ 273,499	$ 189,189	$ 179,215	$ 191,008
Cost of sales	207,411	203,811	143,580	137,443	132,349
Gross profit	22,570	69,688	45,609	41,772	58,659
Operating expenses:					
Selling, general and administrative	49,400	45,622	38,189	36,835	31,210
Research and development	26,332	18,953	13,994	10,903	7,887
In-process research and development	8,002	—	—	—	—
Impairment of long-lived assets	17,695	—	—	—	—
Restructuring charges	17,257	—	—	—	—
Transaction costs	—	2,750	3,130	—	1,069
Total operating expenses	118,686	67,325	55,313	47,738	40,166
Income (loss) from operations	(96,116)	2,363	(9,704)	(5,966)	18,493
Write-down of investment	(9,400)	—	—	—	—
Gain on sale of subsidiary	7,614	—	—	—	2,833
Gain on sale of investment	—	1,707	—	—	—
Interest income (expense) and other, net	4,892	9,803	2,601	3,008	2,314
Income (loss) before provision for income taxes and minority interest	(93,010)	13,873	(7,103)	(2,958)	23,640
Provision (credit) for income taxes	(22,175)	2,917	(428)	1,873	8,886
Net income (loss) before minority interest	(70,835)	10,956	(6,675)	(4,831)	14,754
Minority interest	(972)	77	—	—	—
Net income (loss)	$ (69,863)	$ 10,879	$ (6,675)	$ (4,831)	$ 14,754
Basic earnings per share	$ (1.56)	$ .25	$ (.18)	$ (.13)	$ .44
Diluted earnings per share	$ (1.56)	$ .24	$ (.18)	$ (.13)	$ .42
Shares used in per share calculations:					
Basic	44,904	43,436	37,721	37,083	33,803
Diluted	44,904	45,482	37,721	37,083	34,842

AT JANUARY 31	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Cash and cash equivalents	$ 49,438	$ 138,526	$ 34,836	$ 83,012	$ 47,966
Working capital	127,080	225,405	95,610	133,807	99,221
Total assets	330,585	390,225	223,929	218,571	179,082
Long-term debt	—	—	5,049	—	—
Total shareholders' equity	281,869	341,487	187,892	191,607	145,990

(1) Includes the operations of RF Microsystems Inc. acquired effective April 1996 and sold on August 1997.
(2) Includes the operations of Verified Technical Corporation and Nanowave Technologies, Inc. acquired effective March 1997 and October 1997, respectively.
(3) Includes the operations of Smartwaves International and Wacom Products, Inc. acquired effective February 1999 and March 1999, respectively.
(4) Includes the operations of Pacific Microwave Corporation and ADC Mersum OY acquired effective March 2001 and October 2001, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our business is divided into four groups: Broadband Wireless, Mobile Wireless, Defense and Space and Global Manufacturing. The Broadband Wireless group develops and manufactures microwave products for fixed access wireless communications infrastructure equipment integrated into wireless networks for high speed voice, video, data and internet services. The Mobile Wireless group develops and manufactures integrated RF products that improve the performance and cost effectiveness of mobile wireless communications infrastructure equipment. The Defense and Space group provides a broad spectrum of RF, microwave and guidance products for systems integrated by prime contractors in military and space applications. The Global Manufacturing group provides high volume production of microwave products, including test and critical hybrid circuits, primarily to the other product groups. Not included in the above groups are certain non operating subsidiaries of REMEC and certain foreign subsidiaries, including Nanowave, Inc., a majority owned subsidiary which designs and produces custom monolithic integrated circuits, critical modules and integrated subassemblies for fiber optic and broadband wireless communication systems.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total net sales, the consolidated statement of operations data for the periods indicated:

YEARS ENDED JANUARY 31	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	90.2	74.5	75.9
Gross profit	9.8	25.5	24.1
Operating expenses:			
Selling, general and administrative	21.5	16.7	20.1
Research and development, including in-process	14.9	6.9	7.4
Impairment of long-lived assets	7.7	—	—
Restructuring charges	7.5	—	—
Transaction costs	—	1.0	1.7
Total operating expenses	51.6	24.6	29.2
Income (loss) from operations	(41.8)	0.9	(5.1)
Write-down of investment	(4.1)	—	—
Gain on sale of subsidiary	3.3	—	—
Gain on sale of investment	—	0.6	—
Interest income and other, net	2.2	3.6	1.4
Income (loss) before provision (credit) for income taxes and minority interest	(40.4)	5.1	(3.7)
Provision (credit) for income taxes	(9.6)	1.1	(0.2)
Net income (loss) before minority interest	(30.8)	4.0	(3.5)
Minority interest	(0.4)	—	—
Net income (loss)	(30.4)%	4.0%	(3.5)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

FISCAL YEAR ENDED JANUARY 31, 2002 VS. FISCAL YEAR ENDED JANUARY 31, 2001

NET SALES AND GROSS PROFIT. Net sales for fiscal 2002 decreased 15.9% from $273.5 million during fiscal 2001 to $230.0 million during fiscal 2002, due to decreased demand from the telecommunications equipment sector and a reduction of defense products sales as a result of the sale of our Humphrey subsidiary in February 2002 (Humphrey contributed sales of $13.4 million in fiscal 2001 as compared with sales of $1.0 million in fiscal 2002). Gross profit decreased 67.6% from $69.7 million in fiscal 2001 to $22.6 million in fiscal 2002. Consolidated gross margin as a percentage of sales decreased from 25.5% during fiscal 2001 to 9.8% during fiscal 2002. Gross profit and gross margin as a percentage of sales declined from prior year levels as a result of reserves for excess inventory and losses on production contracts of approximately $15.2 million and the negative impact on overhead absorption of the significant decline in our production volume.

SEGMENT INFORMATION. The following segment information should be read in conjunction with the 2002 financial results of each reporting segment as detailed in Note 9 of the Consolidated Financial Statements. The following segment sales figures exclude intersegment revenues totaling $44.2 million and $58.8 million in fiscal 2002 and 2001, respectively. Intersegment revenues resulted primarily from sales from the Global Manufacturing group. For purposes of this discussion, intersegment revenues were eliminated to the fullest extent practicable. Results within each of our business segments were as follow:

BROADBAND WIRELESS ("BBW"). Sales decreased 47.2% from $98.5 million in fiscal 2001 to $52.0 million in fiscal 2002. In previous fiscal years, the operating results of the filter products business of REMEC Wireless were included in BBW results. Effective February 1, 2001, the operating results of this unit have been incorporated into the results of the Mobile Wireless group. Filter product sales amounted to approximately $25.7 million in the current fiscal year; the removal of these sales from BBW results combined with the overall decline in industry demand for point-to-point radios and transceivers were primarily responsible for the sales decrease during the current fiscal year. Gross margin as a percentage of sales decreased from 19.8% in fiscal 2001 to 5.6% in fiscal 2002 as a result of reserves for excess inventory totaling $4.8 million and the negative impact on overhead absorption of the decline in production volume.

MOBILE WIRELESS. Sales increased 13.2% from $64.5 million in fiscal 2001 to $73.0 million in fiscal 2002. As discussed above, results for the current fiscal year include filter product sales from REMEC Wireless of $25.7 million. Approximately $10.9 million of the total filter product sales resulted from REMEC's acquisition, in the fourth quarter of fiscal 2002, of ADC Mersum Oy. Excluding the filter product sales, sales from this segment declined approximately 27.4% primarily as a result of diminished orders of masthead and amplifier products for mobile wireless communications infrastructure equipment. Gross margins decreased from 16.5% in fiscal 2001 to 2.5% in fiscal 2002. Fiscal 2002 gross margins were adversely affected by charges totaling $8.8 million associated primarily with reserves established for inventory obsolescence.

DEFENSE AND SPACE. Sales decreased 7.3% from $67.9 million in fiscal 2001 to $62.9 million in fiscal 2002, while gross margins as a percentage of sales decreased from 27.4% in fiscal 2001 to 20.8% in fiscal 2002. The decrease in sales revenue and the decline in gross margins as a percentage of sales reflect the absence of our Humphrey subsidiary, which as discussed above, was sold during February 2001. Excluding the impact of the disposition of our Humphrey subsidiary, group sales increased 13.6% as a result of increased production volumes as several large programs were transitioned into initial production while other programs ramped up to higher production quantities based on customer contract delivery requirements. Gross margins on the non-Humphrey business decreased slightly due to the combination of increasing labor costs and the startup costs associated with the transition of several major programs from the product development phase into production. Fiscal 2002 gross margins were also affected by charges totaling $.7 million for reserves for excess inventory and losses on production contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

GLOBAL MANUFACTURING. Sales to external customers increased 163.2% from $11.7 million in fiscal 2001 to $30.9 million in fiscal 2002. The increase in sales is primarily due to increased demand for consignment and turnkey manufacturing services and approximately $4.1 million of sales from operations acquired during fiscal 2002. Although sales increased significantly, our gross margin as a percentage of sales decreased from 11.1% in fiscal 2001 to 7.3% in fiscal 2002 as a result of under-absorption of manufacturing overhead at the foreign operations acquired during the fiscal year. REMEC has reduced its manufacturing labor costs at these foreign facilities to address the continuing decline in intersegment sales resulting from falling demand at our commercial products groups. We anticipate that such measures will result in more cost efficient operations in the future.

OTHER SALES. Other sales, which are primarily generated at our majority owned Nanowave subsidiary, decreased 63.8% from $30.9 million in fiscal 2001 to $11.2 million in fiscal 2002. The sales decline is attributable to decreased demand for microwave modules for the fiber optic market. Gross margin as a percentage of sales decreased to a negative 6.0% in fiscal 2002 as a result of under-absorbed manufacturing overhead associated with the large decline in sales volume. Fiscal 2002 gross margins were also affected by charges totaling $.7 million for reserves for excess inventory.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, or SG&A, increased 8.3% from $45.6 million in fiscal 2001 to $49.4 million in fiscal 2002. The increase in SG&A is primarily attributable to a combination of factors: an increase in payroll and employment benefits related costs, additional costs arising at Pacific Microwave Corporation, including goodwill amortization costs of approximately $1.6 million, and non-recurring expenditures of approximately $1.1 million related to improvements in REMEC's financial reporting and budgeting systems. As a percentage of net sales, SG&A expenses increased from 16.7% in fiscal 2001 to 21.5% in fiscal 2002 as a result of the significant decline in REMEC's sales revenues.

RESEARCH AND DEVELOPMENT EXPENSES, INCLUDING IN-PROCESS. Research and development expenses increased 81.2% from $19.0 million in fiscal 2001 to $34.3 million in fiscal 2002, and as a percentage of net sales, increased from 6.9% in fiscal 2001 to 14.9% in fiscal 2002. These expenditures are almost entirely attributable to REMEC's Broadband Wireless and Mobile Wireless groups and reflect increased activity associated with new wireless communications product development as well as charges totaling approximately $8.0 million recorded in connection with acquisitions.

RESTRUCTURING CHARGE. During the fourth quarter of fiscal 2002, REMEC announced its plan to restructure its operations to improve overall financial performance. The plan calls for reducing the overall cost structure of REMEC, realigning manufacturing capacity with current demand, moving to low cost, low tax offshore manufacturing and disposing non-core operations. As a result, REMEC recorded a restructuring charge in fiscal 2002 totaling approximately $17.3 million. This charge includes severance costs related to the reduction of our workforce, the closure, combination or sale of certain facilities and the write-off of other non-performing operating assets.

IMPAIRMENT OF LONG-LIVED ASSETS. Results of operations for fiscal 2002 include a charge of $17.7 million to reflect the impairment of certain long-lived assets. Based upon our review and an independent valuation, we wrote down the value of these assets which included goodwill arising at the time of acquisition of one of our foreign subsidiaries.

WRITE-DOWN OF INVESTMENT. Results of operations for fiscal 2002 include a $9.4 million charge to operations representing the write-down of our investment in Allgon AB common stock, which had been acquired in conjunction with the proposed merger with Allgon. The carrying value of these shares was written down to the market value at the end of the first quarter. Subsequent increases and decreases will be recorded as unrealized gains and losses in other comprehensive income.

GAIN ON SALE OF SUBSIDIARY. Results of operations for fiscal 2002 include the gain of $7.6 million from the sale of our Humphrey, Inc. subsidiary.

INTEREST INCOME AND OTHER, NET. Interest income and other, net decreased 39.7% from $9.8 million in fiscal 2001 to $4.9 million in fiscal 2002. The decrease was due to the combination of reduced yields on our investments as short term interest rates declined during the course of the current fiscal year and a reduction in the amount of funds available for investment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

PROVISION (CREDIT) FOR INCOME TAXES. Income tax expense decreased from an expense for income taxes of $2.9 million in fiscal 2001 to a credit for income tax expense of $22.2 million in fiscal 2002. The credit for income taxes recorded during the current fiscal year reflects the recognition of the tax benefit associated with REMEC's domestic net operating losses.

FISCAL YEAR ENDED JANUARY 31, 2001 VS. FISCAL YEAR ENDED JANUARY 31, 2000

NET SALES AND GROSS PROFIT. Our net sales for fiscal 2001 increased 44.6% from $189.2 million during fiscal 2000 to $273.5 million during fiscal 2001, reflecting an industry-wide increase in demand for wireless communications equipment. Our gross profit increased 52.8% from $45.6 million in fiscal 2000 to $69.7 million in fiscal 2001. Consolidated gross margin as a percentage of sales increased from 24.1% during fiscal 2000 to 25.5% during fiscal 2001. The improvement in overall gross margins in the current fiscal year is primarily attributable to improved overhead absorption resulting from the significant increase in production volume associated with increased sales.

SEGMENT INFORMATION. The following segment information should be read in conjunction with the 2001 financial results of each reporting segment as detailed in Note 9 of the Consolidated Financial Statements. The following segment sales figures exclude intersegment revenues totaling $58.8 million and $30.6 million in fiscal 2002 and 2001, respectively. Intersegment revenues resulted primarily from sales from the Global Manufacturing group. For purposes of this discussion, intersegment revenues were eliminated to the fullest extent practicable. Segment sales and gross margin figures have been adjusted from figures previously reported to reflect additional eliminations of intersegment revenues. Results within each of our business segments were as follow:

BROADBAND WIRELESS. Sales increased 54.9% from $63.6 million in fiscal 2000 to $98.5 million in fiscal 2001, primarily from increases in sales of point-to-point radios, transceivers and base station filter products. Gross margin as a percentage of sales increased from 19.0% in fiscal 2000 to 19.8% in fiscal 2001. Fiscal 2000 gross margins were adversely affected by charges totaling $4.0 million to establish reserves for potential inventory obsolescence and anticipated product warranty costs. The increased gross margin in fiscal 2001 is attributable to the reduction in the amount of such costs and the increase in production volumes associated with the increase in group sales.

MOBILE WIRELESS. Sales increased 31.9% from $48.9 million in fiscal 2000 to $64.5 million in fiscal 2001, primarily from increases in sales of amplifier products for mobile wireless communications infrastructure equipment as a result of increasing our market share. Gross margins increased from 10.8% in fiscal 2000 to 16.5% in fiscal 2001. Fiscal 2000 gross margins were adversely affected by charges totaling $2.5 million associated primarily with reserves established for potential inventory obsolescence. The increased gross margin in fiscal 2001 is attributable to the reduction in the amount of such costs and the increase in production volumes.

DEFENSE AND SPACE. Sales increased 12.2% from $60.5 million in fiscal 2000 to $67.9 million in fiscal 2001 due to the transition of several programs, including two large missile programs, from development into production. Despite the increased sales volume, gross margins as a percentage of sales, decreased from 28.1% in fiscal 2001 to 27.4% in fiscal 2000, as a result of higher labor and material costs.

GLOBAL MANUFACTURING. Sales to external customers increased 124.4% from $5.2 million in fiscal 2000 to $11.7 million in fiscal 2001, primarily due to increased demand for consignment and turnkey manufacturing services. Although sales increased significantly, our gross margin as a percentage of sales decreased from 12.0% in fiscal 2000 to 11.1% in fiscal 2001 as a result of production startup costs.

OTHER SALES. Our other sales increased 182.1% from $10.9 million in fiscal 2000 to $30.9 million in fiscal 2001 primarily as a result of increased demand for microwave modules for the fiber optic market; however, our gross margins as a percentage of sales declined during this period as a result of a change in the mix of products sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, or SG&A, increased 19.5% from $38.2 million in fiscal 2000 to $45.6 million in fiscal 2001. The increase in SG&A is primarily attributable to a combination of factors: An increase in payroll and related costs, additional costs associated with our sales growth and a $2.3 million charge for impairment of an intangible asset associated with a past acquisition by the Broadband Wireless group. As a percentage of net sales, SG&A expenses decreased from 20.1% in fiscal 2000 to 16.7% in fiscal 2001 due to the increase in sales.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 35.4% from $14.0 million in fiscal 2000 to $19.0 million in fiscal 2001, and as a percentage of net sales, decreased from 7.4% in fiscal 2000 to 6.9% in fiscal 2001. These expenditures are almost entirely attributable to our Broadband Wireless and Mobile Wireless groups and reflect increased activity associated with new wireless communications product development.

TRANSACTION COSTS. Results of operations for fiscal 2001 include $2.75 million of transaction costs associated with our terminated acquisition of Allgon AB.

GAIN ON SALE OF INVESTMENT. Results of operations for fiscal 2001 include a gain of $1.7 million from the sale of our investment in an unconsolidated company. There was no similar gain in the prior fiscal year.

INTEREST INCOME AND OTHER, NET. Interest income and other, net increased from $2.6 million in fiscal 2000 to $9.8 million in fiscal 2001. The increase in interest income was due to an increase in the amount of cash available for investing as a result of the funds generated by REMEC's March 2000 public offering.

PROVISION (CREDIT) FOR INCOME TAXES. Income tax expense increased from a credit for income taxes of $.4 million in fiscal 2000 to an expense of $2.9 million in fiscal 2001. In fiscal 2000, we recorded a credit for income taxes as a result of recognition of the tax benefit associated with REMEC's net operating loss. The increase in income taxes in the current fiscal year reflects REMEC's return to profitability. The effective tax rate in fiscal 2001 was lower than the federal statutory rate as a result of domestic tax credits and the tax-free status of our Costa Rican manufacturing operations.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2002, REMEC had $127.0 million of working capital, which included cash and cash equivalents totaling $49.4 million. REMEC also had a $12.0 million revolving working capital line of credit with a bank. The borrowing rate under this credit facility was based on a fixed spread over the London Interbank Offered Rate (LIBOR). As of January 31, 2002, there were no borrowings outstanding under this credit facility. The company terminated this credit facility in April 2002.

REMEC leases certain office and production facilities under noncancelable agreements classified as operating leases. In accordance with generally accepted accounting principles, obligations under these long-term leases are not recorded on the balance sheet as liabilities until payment is due. As of January 31, 2002, REMEC's remaining obligations under these leases was approximately $25.1 million, of which approximately $4.3 million will be payable over the next 12 months. Scheduled payments under these lease obligations are disclosed in Note 6 to our consolidated financial statements. During fiscal 2001, REMEC entered into a security agreement with a bank whereby REMEC agreed to pledge approximately $17.0 million in connection with the collateralization of one of our facility leases with an affiliate of the bank. The collateral for this lease is included in our balance sheet as restricted cash.

During the twelve month period ended January 31, 2002, net cash used by operations totaled $8.4 million. The negative operating cash flow during this period was principally the result of REMEC's $69.9 million net loss (net of $31.9 million of non-cash adjustments) and cash used to fund working capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

During the twelve months ended January 31, 2002, $82.0 million was used in investing activities. These activities included the net cash outflow of $68.6 million associated with transactions involving the purchase of several companies and the sale of the operating assets and operations of REMEC's Humphrey subsidiary, and an outflow of $17.0 million associated with capital expenditures primarily for REMEC's commercial operations, net of the inflow of funds from the $3.6 million decrease in other assets. During the course of fiscal 2002, REMEC acquired the operations of ADC Mersum OY (a supplier of radio frequency equipment to mobile wireless infrastructure industry located in Finland), Pacific Microwave Corporation (a privately held microwave electronics manufacturing company located in the Philippines) and several smaller companies. Cash on hand financed these acquisitions, as well as the capital expenditures discussed above. REMEC's future capital expenditures may continue to be significant as a result of the anticipated growth of its wireless communications related segments.

Financing activities during the twelve months ended January 31, 2002, consisted of $4.2 million in proceeds from the issuance of common stock by REMEC under its Employee Stock Purchase Plan and from stock option exercises, net of the repayment of bank and other debts of $2.1 million assumed in the acquisition of Pacific Microwave Corporation.

Our future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of our research and development efforts, expansion of our marketing and sales efforts, and the status of competitive products. REMEC believes that available capital resources will be adequate to fund its operations for at least twelve months.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially may result in materially different results under different assumptions or conditions. We consider the following accounting policies to be those that are both most important to the portrayal of our financial results and that require the most subjective judgment. See Note 1 of the notes to the consolidated financial statements for a summary of our significant accounting policies.

REVENUE RECOGNITION. We derive the majority of our revenue from product sales and we recognize revenue from these sales upon transfer of title to the product, which generally occurs upon shipment to the customer. We generally ship to our customers "Free on Board" shipping point. The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition," provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe that our revenue recognition policy is consistent with this guidance and in accordance with generally accepted accounting principles. If our shipping policies, including the point of title transfer, were to change, materially different reported results would be likely.

INVENTORY ADJUSTMENTS. Inventories are stated at the lower of weighted average cost or market. We review the components of our inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. As a general rule, stock levels in excess of one year's expectation of usage or sales are fully reserved. The likelihood of any material inventory write-down is dependent on customer demand, competitive conditions or new product introductions by us or our customers that vary from our current expectations. If future demand were significantly less favorable than projected by management, increases to the reserve would be required. At January 31, 2002, inventories totaled $44.3 million, net of reserves for excess and obsolete inventory of $23.2 million and contract losses of $2.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

VALUATION OF GOODWILL, INTANGIBLE AND OTHER LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets, we periodically assess the impairment of goodwill, intangible and other long-lived assets which require us to make assumptions and judgments regarding the carrying value of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances: the asset's ability to continue to generate income from operations and positive cash flow in future periods; any volatility or significant decline in our stock price and market capitalization compared to our net book value; loss of legal ownership or title to the asset; significant changes in our strategic business objectives and utilization of the asset(s); and the impact of significant negative industry or economic trends.

If assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

In 2002, SFAS No. 142 "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize goodwill assets. We expect that the elimination of goodwill amortization will not have a significant impact on pretax income in 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002; however, we do not anticipate recording a material impairment charge in connection with this process.

ACCRUED RESTRUCTURING RELATED COSTS. To the extent that exact amounts are not determinable, we have estimated amounts for the direct costs and liabilities related to our restructuring in accordance with the Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." We recorded a charge for restructuring related costs of $17.3 million during fiscal 2002. At January 31, 2002, the remaining balance of accrued restructuring costs was $5.2 million. Materially different reported results would be likely if any of the estimated costs or expenses were different from our estimations or if the approach, timing and extent of the restructuring plans adopted by management were different.

VALUATION OF DEFERRED INCOME TAXES. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Management is implementing tax strategies in fiscal 2003, including the carryback of net operating losses, that are expected to provide for the realization of the deferred tax assets generated in fiscal 2002. The likelihood of a material change in our expected realization of these assets depends on: our ability to carry back losses to periods with taxable income, future taxable income allowing us to deduct tax loss carryforwards against such future taxable income, the effectiveness of our tax planning and strategies among the various tax jurisdictions in which we operate and any significant changes in the tax treatment received in the foreign jurisdictions in which we operate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. REMEC is exposed to changes in interest rates to the extent of its borrowings under its revolving working capital line of credit and revolving term loan. At January 31, 2002, REMEC had no borrowings under these credit facilities and, therefore, no exposure to interest rate movement on its debt. REMEC will be affected by changes in interest rates in its investments in certain held-to-maturity securities. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates in our held-to-maturity securities would not materially affect the fair value of these securities at January 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

FOREIGN CURRENCY EXCHANGE RATE. Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. To a certain extent, foreign currency exchange rate movements also affect our competitive position, as exchange rate changes may affect business practices and/or pricing strategies on non-U.S. based competitors. The primary foreign currency risk exposure is related to U.S. dollar to British pound and U.S. dollar and British pound to euro conversions. Considering both the anticipated cash flows from firm sales commitments and anticipated sales for the next quarter, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not materially adversely affect expected first quarter 2002 earnings or cash flows. This analysis is dependent on actual export sales during the next quarter occurring within 90% of budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects described above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. We review our position each month for expected currency exchange rate movements.

CONSOLIDATED BALANCE SHEETS

JANUARY 31	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 49,438,000	$ 138,526,000
Accounts receivable, net of allowance for doubtful accounts of $1,740,000 and $1,539,000 at January 31, 2002 and 2001, respectively	33,765,000	49,679,000
Inventories, net	44,314,000	58,866,000
Deferred income taxes	38,413,000	15,617,000
Prepaid expenses and other current assets	2,767,000	3,535,000
Total current assets	168,697,000	266,223,000
Property, plant and equipment, net	92,802,000	82,841,000
Restricted cash	17,049,000	17,049,000
Intangible and other assets	52,037,000	24,112,000
Total assets	$ 330,585,000	$ 390,225,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,039,000	$ 19,948,000
Accrued salaries, benefits and related taxes	10,104,000	9,481,000
Income taxes payable	3,370,000	1,271,000
Accrued restructuring costs	5,181,000	—
Accrued expenses and other current liabilities	11,923,000	10,119,000
Total current liabilities	41,617,000	40,819,000
Deferred income taxes and other long-term liabilities	7,099,000	7,920,000
Commitments		
Shareholders' equity:		
Preferred shares — $.01 par value, 5,000,000 shares authorized; none issued and outstanding.	—	—
Common shares — $.01 par value, 140,000,000 shares authorized; issued and outstanding shares - 45,212,000 and 44,669,000 at January 31, 2002 and 2001, respectively	452,000	446,000
Paid-in capital	321,673,000	317,203,000
Accumulated other comprehensive income (loss)	1,288,000	(4,482,000)
Retained earnings	(41,544,000)	28,319,000
Total shareholders' equity	281,869,000	341,486,000
Total liabilities and shareholders' equity	$ 330,585,000	$ 390,225,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED JANUARY 31	2002	2001	2000
Net sales	$ 229,981,000	$ 273,499,000	$ 189,189,000
Cost of sales	207,411,000	203,811,000	143,580,000
Gross profit	22,570,000	69,688,000	45,609,000
Operating expenses:			
Selling, general and administrative	49,400,000	43,311,000	38,189,000
Research and development	26,332,000	18,953,000	13,994,000
In-process research and development	8,002,000	—	—
Impairment of long-lived assets	17,695,000	2,311,000	—
Restructuring charges	17,257,000	—	—
Transaction costs	—	2,750,000	3,130,000
Total operating expenses	118,686,000	67,325,000	55,313,000
Income (loss) from operations	(96,116,000)	2,363,000	(9,704,000)
Write-down of investment	(9,400,000)	—	—
Gain on sale of subsidiary	7,614,000	—	—
Gain on sale of investment	—	1,707,000	—
Interest income and other, net	4,892,000	9,803,000	2,601,000
Income (loss) before provision (credit) for income taxes and minority interest	(93,010,000)	13,873,000	(7,103,000)
Provision (credit) for income taxes	(22,175,000)	2,917,000	(428,000)
Net income (loss) before minority interest	(70,835,000)	10,956,000	(6,675,000)
Minority interest	(972,000)	77,000	—
Net income (loss)	$ (69,863,000)	$ 10,879,000	$ (6,675,000)
Earnings (loss) per common share:			
Basic	$ (1.56)	$ .25	$ (.18)
Diluted	$ (1.56)	$ .24	$ (.18)
Shares used in computing earnings (loss) per common share:			
Basic	44,904,000	43,436,000	37,721,000
Diluted	44,904,000	45,482,000	37,721,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	COMMON SHARES		PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	RETAINED	
	SHARES	AMOUNT	CAPITAL	INCOME (LOSS)	EARNINGS	TOTAL
BALANCE AT JANUARY 31, 1999	37,320,000	$ 373,000	$ 165,508,000	$ 257,000	$ 25,469,000	$ 191,607,000
Adjustment for net equity activity of pooled company	—	—	—	(41,000)	(1,354,000)	(1,395,000)
Issuance of common shares	826,000	8,000	4,445,000	—	—	4,453,000
Income tax benefits related to employee stock purchase plan and stock options exercised	—	—	53,000	—	—	53,000
Comprehensive loss:						
Net loss	—	—	—	—	(6,675,000)	(6,675,000)
Net change in foreign exchange translation adjustment	—	—	—	(152,000)	—	(152,000)
Total comprehensive loss	—	—	—	(152,000)	(6,675,000)	(6,827,000)
BALANCE AT JANUARY 31, 2000	38,146,000	381,000	170,006,000	64,000	17,440,000	187,891,000
Issuance of common shares	6,523,000	65,000	137,640,000	—	—	137,705,000
Income tax benefits related to employee stock purchase plan and stock options exercised	—	—	9,557,000	—	—	9,557,000
Comprehensive income (loss):						
Net income	—	—	—	—	10,879,000	10,879,000
Net change in foreign exchange translation adjustment	—	—	—	(884,000)	—	(884,000)
Net change in unrealized loss on investment	—	—	—	(3,662,000)	—	(3,662,000)
Total comprehensive loss	—	—	—	(4,546,000)	10,879,000	6,333,000
BALANCE AT JANUARY 31, 2001	44,669,000	446,000	317,203,000	(4,482,000)	28,319,000	341,486,000
Issuance of common shares	543,000	6,000	4,175,000	—	—	4,181,000
Income tax benefits related to employee stock purchase plan and stock options exercised	—	—	295,000	—	—	295,000
Comprehensive income (loss):						
Net loss	—	—	—	—	(69,863,000)	(69,863,000)
Net change in foreign exchange translation adjustment	—	—	—	(283,000)	—	(283,000)
Net change in unrealized gain on investment	—	—	—	6,053,000	—	6,053,000
Total comprehensive loss	—	—	—	5,770,000	(69,863,000)	(64,093,000)
BALANCE AT JANUARY 31, 2002	45,212,000	$ 452,000	$ 321,673,000	$ 1,288,000	$ (41,544,000)	$ 281,869,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ (69,863,000)	$ 10,879,000	$ (6,675,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	20,736,000	13,896,000	13,378,000
Impairment of long-lived assets	17,695,000	2,311,000	—
Non-cash restructuring costs	15,404,000	—	—
Write-down of investment	9,400,000	—	—
Gain on sale of subsidiary	(7,614,000)	—	—
Increase in deferred income taxes	(23,056,000)	(7,106,000)	(1,925,000)
Minority interest	(972,000)	77,000	—
Tax benefit of disqualifying disposition	295,000	9,557,000	—
Other	—	(43,000)	—
Changes in operating assets and liabilities:			
Accounts receivable	24,415,000	(16,644,000)	(6,678,000)
Inventories	17,663,000	(16,806,000)	(2,554,000)
Prepaid expenses and other current assets	2,181,000	(1,909,000)	2,177,000
Accounts payable	(13,020,000)	11,548,000	361,000
Accrued expenses and income taxes payable	(1,700,000)	4,500,000	1,953,000
Net cash provided (used) by operating activities	(8,436,000)	10,260,000	37,000
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(16,957,000)	(34,547,000)	(23,200,000)
Payment for acquisitions, net of cash acquired	(68,629,000)	—	(5,825,000)
Restricted cash	—	—	(17,049,000)
Other assets	3,630,000	(4,739,000)	(9,790,000)
Net cash used by investing activities	(81,956,000)	(39,286,000)	(55,864,000)
FINANCING ACTIVITIES:			
Proceeds from credit facilities and long-term debt	—	—	6,026,000
Repayments of credit facilities and long-term debt	(2,118,000)	(5,277,000)	(1,466,000)
Proceeds from issuance of common shares	4,181,000	138,195,000	3,349,000
Net cash provided by financing activities	2,063,000	132,918,000	7,909,000
Effect of exchange rate changes	(759,000)	(202,000)	5,000
Increase (decrease) in cash and cash equivalents	(89,088,000)	103,690,000	(47,913,000)
Cash and cash equivalents at beginning of year	138,526,000	34,836,000	83,012,000
Adjustment for net cash activity of pooled companies	—	—	(263,000)
Cash and cash equivalents at end of year	$ 49,438,000	$ 138,526,000	$ 34,836,000
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ —	$ 74,000	$ 208,000
Income taxes	$ 24,000	$ 238,000	$ 808,000
Supplemental disclosure of noncash investing and financing activities:			
Common shares issued in acquisitions	$ —	$ —	$ 540,000

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REMEC AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

REMEC, Inc. ("REMEC" or the "Company") was incorporated in the State of California in January 1983. REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks. REMEC's products are designed to improve the capacity, efficiency, quality and reliability of wireless communications infrastructure equipment. REMEC also develops and manufactures highly sophisticated wireless communications equipment used in the defense industry, including communications equipment integrated into tactical aircraft, satellites, missile systems and smart weapons. REMEC also manufactures products that operate at the full range of frequencies currently used in wireless communications transmission, including at radio frequencies, or RF, microwave frequencies and millimeter wave frequencies.

Principles of Consolidation

The consolidated financial statements include the accounts of REMEC and its majority owned subsidiaries. The ownership interests of the other shareholders of Nanowave, Inc. are reflected as minority interest and included in other long term liabilities in the consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

REMEC considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. REMEC evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires companies to record certain debt and equity security investments at market value. At January 31, 2002 and 2001, the cost of cash equivalents approximated fair value.

Concentration of Credit Risk

Accounts receivable are principally from domestic and international customers in the telecommunications industry, and prime contractors of U.S. government contracts. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. REMEC performs periodic credit evaluations of its customers and maintains reserves for potential credit losses.

No customer accounted for more than 10% of REMEC's net sales during fiscal 2002 or 2000. During fiscal 2001, one customer accounted for 12% of REMEC's net sales

Inventory

Inventories are stated at the lower of weighted average cost or market. In accordance with industry practice, REMEC has adopted a policy of capitalizing general and administrative costs as a component of the cost of government contract related inventories to achieve a better matching of costs with the related revenues.

Long-Lived Assets

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease period.

Intangible assets in the accompanying balance sheets are primarily comprised of goodwill, trademarks and acquired technology recorded in connection with the Company's acquisitions. These assets are being amortized using the straight-line method over the estimated useful lives of the relevant intangibles ranging from five to fifteen years, respectively. Amortization expense related to intangible assets totaled $3,400,000, $3,791,000, and $1,891,000 for fiscal years 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

SFAS No. 121, "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed Of" established standards for recording the impairment of long-lived assets, including property, equipment and leasehold improvements, intangible assets and goodwill. In accordance with this Statement, REMEC reviews the carrying value of property, equipment and leasehold improvements for evidence of impairment through comparison of the undiscounted cash flows generated from those assets to the related carrying amounts of those assets. In the fourth quarter of fiscal 2002, based upon our review and an independent valuation, the Company recorded a charge of $17,695,000 to write down the value of certain long-lived assets including the goodwill recorded in connection with the acquisition of Pacific Microwave Corporation. (See Note 2.) In fiscal 2001, the Company recorded a charge of $2,311,000 to write down the value of intangible assets associated with a past acquisition.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into United States dollars at a rate of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of shareholders' equity. Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period end translations) or realized upon settlement of these transactions.

Revenue Recognition

The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable and; (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are recognized upon shipment of product and transfer of title to customers; revenues associated with the performance of non-recurring engineering and development contracts are recognized when earned under the terms of the related contract; and revenues for cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bears to estimated costs. Prospective losses on long-term contracts, which are accrued for, are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs and contract terms.

Research and Development

Research and development costs incurred by REMEC are expensed in the period incurred.

Earnings Per Share

REMEC calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average shares outstanding for each period presented. Diluted earnings per share is computed using the weighted average shares outstanding plus potentially dilutive common shares using the treasury stock method at the average market price during the reporting period. The calculation of net earnings per share reflects the historical information for REMEC and its acquired subsidiaries and the conversion of the common shares of those companies acquired in pooling of interests transactions into REMEC shares as stipulated in the respective acquisition agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table reconciles the shares used in computing basic and diluted earnings per share in the respective fiscal years:

YEARS ENDED JANUARY 31	2002	2001	2000
Weighted average common shares outstanding used in basic earnings per share calculation	44,904,000	43,436,000	37,721,000
Effect of dilutive stock options	—	2,046,000	—
Shares used in diluted earnings per share calculation	44,904,000	45,482,000	37,721,000

Dilutive securities may include options, warrants, and preferred stock as if converted and restricted stock subject to vesting. Potentially dilutive securities (which include options) totaling 613,000 and 762,000 for the years ended January 31, 2002 and 2000, respectively, were excluded from the calculation of diluted earnings per share because of their anti-dilutive effect.

On June 7, 2000, REMEC's Board of Directors approved a three-for-two stock split of REMEC's common stock in the form of a 50% stock dividend payable on June 30, 2000 to shareholders of record as of June 19, 2000. All share and per share related data in the consolidated financial statements have been adjusted to reflect the stock dividend for all periods presented.

Stock Options

REMEC has elected to follow Accounting Principles Board No. 25 ("APB 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of REMEC's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, the usage and recoverability of inventories and long-lived assets and the incurrence of losses on long term contracts and warranty costs. The markets for REMEC's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. As a result of such factors, actual results could differ from the estimates used by management.

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" which requires that all components of comprehensive income, including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations closed after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Due to the impairment of certain long-lived assets (goodwill) during fiscal 2002, the elimination of goodwill amortization during the coming fiscal year is not expected to have a significant impact on pre-tax income.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 establishes a single model to account for impairment of assets to be held or disposed, incorporating guidelines for accounting and disclosure of discontinued operations. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. Management believes the impact on the financial statements of the Company, as a result of adoption of this standard, will not be material.

2. TRANSACTIONS

ADC Mersum Oy ("Solitra")

On October 26, 2001, REMEC acquired Solitra in Oulu, Finland from ADC Telecommunications, Inc. The Company acquired the assets and assumed all of the obligations of Solitra's radio frequency (RF) division and 100% of the shares of Solitra in exchange for cash consideration of $50.1 million. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of SFAS 141. The estimated excess of the purchase price over the net tangible assets acquired of approximately $28.2 million is being carried as intangible assets, including goodwill of $24.8 million. REMEC's consolidated financial statements include the results of Solitra from November 2001 forward.

Pacific Microwave Corporation ("PMC")

On March 7, 2001, REMEC acquired substantially all of the assets and assumed all of the obligations of PMC, a privately held microwave electronics manufacturing company located in the Philippines, in exchange for cash consideration of approximately $23.1 million. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of Accounting Principles Board opinion ("APB") No. 16. The estimated excess of the purchase price over the net assets acquired of approximately $17.6 million is being carried as an intangible asset. REMEC's consolidated financial statements include the results of PMC from March 2001 forward.

Humphrey, Incorporated

On February 26, 2001, REMEC sold substantially all of the operating assets and operations of its wholly owned subsidiary Humphrey, Inc. in exchange for cash consideration of $13.8 million. The sale of Humphrey results in a gain of $7.6 million, which has been recorded in the fiscal 2002 consolidated statement of operations.

Nanowave, Inc.

On October 11, 2000, REMEC acquired the majority of the outstanding shares of Ascentia, Inc. in exchange for all of the common stock of REMEC's wholly owned subsidiary REMEC Canada Incorporated. The acquisition has been accounted for as a non-monetary exchange, and accordingly, the total value of the consideration exchanged has been allocated to the acquired assets and liabilities assumed at their carrying values in accordance with the provisions of Accounting Principles Board Opinion No. 29 ("APB No. 29"). The estimated excess of the purchase price over the net assets acquired of $0.9 million has been recorded as an intangible asset. Ascentia, Inc. subsequently changed its name to Nanowave, Inc. REMEC's consolidated financial statements include the results of Nanowave, Inc. from October 11, 2000 forward.

Airtech plc ("Airtech")

On April 29, 1999, REMEC acquired Airtech, a United Kingdom based manufacturer of coverage enhancement products for wireless mobile communication networks, in exchange for approximately 2.6 million shares of REMEC's common stock. The transaction has been accounted for as a pooling of interests, and accordingly, REMEC's historical financial results have been adjusted to include the results of Airtech for all periods presented. Prior to the combination, Airtech's fiscal year ended on December 31. In recording

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

the business combination, Airtech's financial statements for its fiscal year ended December 31, 1998, were combined with REMEC's for its fiscal year ended January 31, 1999. Airtech's net sales and net loss for the one month period ended January 31, 1999 were $209,000 and $1,354,000, respectively. In accordance with Accounting Principles Board Opinion No. 16 ("APB No. 16"), Airtech's results of operations and cash flows for the one-month period ended January 31, 1999 have been added directly to the retained earnings and cash flows of REMEC and excluded from reported fiscal 2000 results of operations and cash flows. Airtech's revenues and net loss for the period from February 1, 1999 through the date of acquisition totaled $5,637,000 and $1,682,000, respectively.

Other Acquisitions
During fiscal 2002, REMEC acquired three other companies and the assets of another in exchange for cash consideration of approximately $11.3 million. All four transactions have been accounted for as purchases, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of Accounting Principles Board opinion ("APB") No. 16. The estimated excess of the purchase price over the net assets acquired of approximately $4.4 million is being carried as intangible assets. The pro forma results of operations of REMEC and these other acquisitions, assuming that all were acquired on the first day of fiscal 2002, would not be materially different from reported results.

Pro Forma Information
Assuming that the acquisition's of Solitra, PMC and the disposition of Humphrey had occurred on the first day of REMEC's fiscal year ended January 2001, the following unaudited pro forma summary presents the consolidated results of operations of the Company as if these transitions had occurred on February 1, 2000. The pro forma condensed consolidated results of operations would be as follows:

YEARS ENDED JANUARY 31	2002	2001
Net Sales	$ 232,023,000	$ 339,657,000
Net income (loss)(1)	$ (95,004,000)	$ 1,137,000
Income (loss) per share:		
Basic	$ (2.12)	$ 0.02
Diluted	$ (2.12)	$ 0.02

(1) Fiscal 2002 results include a $27.1 million charge recorded at Solitra to write down the carrying value of goodwill.

3. FINANCIAL STATEMENT DETAILS

Inventories
Net inventories consist of the following:

JANUARY 31	2002	2001
Raw Materials	$ 30,068,000	$ 35,227,000
Work in progress	14,246,000	23,639,000
	$ 44,314,000	$ 58,866,000

Inventories related to contracts with prime contractors to the U.S. Government included capitalized general and administrative expenses of $1,067,000 and $1,897,000 at January 31, 2002 and 2001, respectively. REMEC had a reserve for obsolete and unusable inventory of $23,221,000 and $9,963,000 as of January 31, 2002 and 2001, respectively. During the fourth quarters of fiscal 2002 and 2001, the Company recorded charges to operations of $3,800,000 and $4,028,000, respectively, associated with establishing additional reserves for obsolete inventory and anticipated program losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Property, Plant and Equipment

Property, plant and equipment consist of the following:

JANUARY 31	2002	2001
Land, building and improvements	$ 20,698,000	$ 17,726,000
Machinery and equipment	118,375,000	111,114,000
Furniture and fixtures	13,014,000	8,707,000
Leasehold improvements	14,895,000	7,302,000
	166,982,000	144,849,000
Less accumulated depreciation and amortization	(74,180,000)	(62,008,000)
	$ 92,802,000	$ 82,841,000

Depreciation expense for the years ended January 31, 2002, 2001, and 2000 was $17,336,000, $12,416,000, and $11,487,000, respectively.

Intangible and Other Assets

Intangible and other assets consist of the following:

JANUARY 31	2002	2001
Acquired technology	$ 9,800,000	$ 9,014,000
Goodwill	38,694,000	10,205,000
Trademarks and other intangible assets	2,591,000	2,250,000
	51,085,000	21,469,000
Less accumulated amortization	(7,402,000)	(8,666,000)
	43,683,000	12,803,000
Other assets	8,354,000	11,309,000
	$ 52,037,000	$ 24,112,000

During fiscal 2001, the Company invested $13.6 million in the common stock of an unaffiliated company. The carrying value of this investment was adjusted to its fair value of $9.9 million at January 31, 2001 in accordance with SFAS 115 and the unrealized loss of $3.7 million was included in accumulated comprehensive income in the consolidated statements of shareholders' equity in fiscal 2001. In the first quarter of fiscal 2002, the Company recognized a $9.4 million charge in the consolidated statement of operations to write down this investment to its then current fair value. The subsequent $2.4 million increase in the value of this investment has been included in other comprehensive income in fiscal 2002. This investment is included in other assets in the consolidated balance sheet.

At January 31, 2000, the Company had an investment in another unaffiliated company which consisted of convertible debt and preferred stock. In November 2000, the Company sold this investment for cash consideration of $12.0 million and recorded a gain on sale of the investment of $1.7 million which is included in the consolidated statement of operations.

4. BANK REVOLVING LINE OF CREDIT FACILITY

REMEC has a $12,000,000 working capital line of credit facility with a bank, which expires July 1, 2002. Interest is due monthly on advances at a fixed spread over the London Interbank Offered Rate. At January 31, 2002, there were no outstanding borrowings on the facility. The company terminated this credit facility subsequent to year end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

5. SHAREHOLDERS' EQUITY

Equity Offering

In March 2000, REMEC sold 5,250,000 shares of common stock in an underwritten public offering. Proceeds, net of costs, from this offering totaled approximately $132.6 million.

Stock Option Plans

REMEC's 1995 and 2001 Equity Incentive Plans provide for the grant of incentive stock options, non-qualified stock options, restricted stock awards, stock purchase rights or performance shares to employees of REMEC. REMEC's shareholders have approved the issuance of a total of 10,750,000 shares of common stock under the two plans. The exercise price of the incentive stock options must at least equal the fair market value of the common stock on the date of grant, and the exercise price of non-qualified options may be no less than 85% of the fair market value of the common stock on the date of grant. Options granted under the plans generally vest over four years and generally expire nine years from the date of grant.

REMEC also maintains the 1996 Nonemployee Directors Stock Option Plan under which 377,625 common shares have been reserved for non-qualified stock option grants to non-employee directors of REMEC. Under the Plan, option grants are automatically made on an annual basis at the fair market value of the stock on the date of grant. Options granted under the Plan generally vest over three years and generally expire nine years from the date of grant.

A summary of REMEC's stock option activity and related information is as follows:

YEARS ENDED JANUARY 31	2002		2001		2000	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding — beginning of year	4,048,000	$ 14.67	4,555,000	$ 10.28	3,563,000	$ 10.40
Granted	2,771,000	9.14	1,379,000	24.48	1,354,000	8.71
Exercised	(113,000)	6.42	(1,437,000)	10.46	(292,000)	4.61
Forfeited	(905,000)	14.75	(449,000)	13.86	(70,000)	10.41
Outstanding — end of year	5,801,000	$ 12.30	4,048,000	$ 14.67	4,555,000	$ 10.28

The following table summarizes by price range the number, weighted average exercise price and weighted average life (in years) of options outstanding and the number and weighted average exercise price of exercisable options as of January 31, 2002:

	TOTAL OUTSTANDING			TOTAL EXERCISABLE	
PRICE RANGE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	LIFE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$1.13 - $ 8.76	2,084,000	$ 7.68	6.5	925,000	$ 7.26
$ 8.77 - $13.14	2,253,000	9.46	8.1	86,000	10.82
$13.15 - $17.52	211,000	16.77	1.6	199,000	16.87
$17.53 - $21.90	195,000	19.41	4.0	130,000	19.35
$21.91 - $26.28	988,000	25.03	6.2	349,000	24.35
$26.29 - $43.81	70,000	28.07	7.5	18,000	28.08
Total Plan	5,801,000			1,707,000	

At January 31, 2002, options to purchase 3,291,000 shares of REMEC common stock were available for future grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Stock Purchase Plan

REMEC's Employee Stock Purchase Plan provides for the issuance of shares of REMEC's common stock to eligible employees. During fiscal 2000, REMEC's shareholders approved an increase in the number of shares available for issuance under the Employee Stock Purchase Plan to a total of 2,700,000 shares of common stock. The price of the common shares purchased under the Employee Stock Purchase Plan will be equal to 85% of the fair market value of the common shares on the first or last day of the offering period, whichever is lower. As of January 31, 2002, a total of 582,000 shares of REMEC common stock were available for issuance under the Employee Stock Purchase Plan.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if REMEC has accounted for its employee stock options and employee stock purchase plan shares under the fair value method of that Statement. The fair value of these options or employee stock purchase rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 6.0%; dividend yields of 0%; volatility factors of the expected market price of REMEC's common stock of 87.1%, 87.6%, and 87.5%, a weighted-average expected life of the option of 7.0 years; and a weighted-average life of the stock purchase rights of three months. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because REMEC's employee stock options and rights under the employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair market value of its employee stock options or the rights granted under the employee stock purchase plan.

For purposes of pro forma disclosures, the estimated fair value of the options and the shares granted under the employee stock purchase plan is amortized to expense over their respective vesting or option periods. REMEC's pro forma information follows:

YEARS ENDED JANUARY 31	2002	2001	2000
Net income (loss) applicable to common shareholders:			
As reported	$ (69,863,000)	$ 10,879,000	$ (6,675,000)
Pro forma	(76,967,000)	3,113,000	(14,263,000)
Earnings (loss) per share:			
As reported —			
Basic	$ (1.56)	$ .25	$ (.18)
Diluted	$ (1.56)	$ .24	$ (.18)
Pro forma —			
Basic	$ (1.71)	$ .07	$ (.38)
Diluted	$ (1.71)	$ .07	$ (.38)
Weighted average fair value of options granted during the year	$ 7.27	$ 8.39	$ 7.35

6. COMMITMENTS

Deferred Savings Plan

REMEC has established a Deferred Savings Plan for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. REMEC matches contributions up to $180 per quarter, per employee, subject to the attainment of certain quarterly profit levels by REMEC. Employees vest immediately in their contributions and company contributions vest over a two-year period. Company contributions to this plan totaled approximately $923,000 and $799,000 for the years ended January 31, 2002 and 2001, respectively. There were no company contributions to this plan for fiscal 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

REMEC's foreign subsidiaries maintain separate defined contribution retirement savings plans for substantially all of their employees. Participants may contribute a portion of their annual salaries subject to statutory annual limitations. REMEC matches a percentage of the employees contribution as specified in the plan agreements. Contributions to these plans totaled $368,000, $310,000 and $280,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

Leases

REMEC leases certain offices and production facilities under non-cancelable agreements classified as operating leases. Certain of these lease agreements include renewal options. At January 31, 2002, future minimum payments under these operating leases were as follows:

OPERATING LEASES	
Fiscal 2003	$ 4,282,000
Fiscal 2004	4,022,000
Fiscal 2005	3,999,000
Fiscal 2006	3,814,000
Fiscal 2007	2,884,000
Thereafter	6,134,000
Total minimum lease payments	$ 25,135,000

Rent expense totaled $4,917,000, $4,420,000 and $4,050,000 during fiscal 2002, 2001 and 2000, respectively.

During fiscal 2000, the Company entered into a security agreement with a bank whereby the Company agreed to pledge approximately $17.0 million in connection with the collateralization of a lease with an affiliate of the bank. The cash pledged in connection with this agreement is included in the consolidated balance sheet as restricted cash.

7. RESTRUCTURING

During the fourth quarter of fiscal 2002, the Company announced that it was undertaking various actions to restructure its operations to improve its overall financial performance. The Company's restructuring plan includes reductions in the overall cost structure of the Company, realignment of manufacturing capacity to current levels of demand and the transition of manufacturing operations to low cost, low tax offshore locations. Part of the restructuring effort also included a reduction in force of approximately 1,000 employees. As a result of this plan, restructuring related charges of approximately $17.3 million were recognized as operating expenses in fiscal 2002.

The following table summarizes the restructuring charge recorded during the fourth quarter of fiscal 2002 and the balance of the accrued restructuring reserve:

	WRITE-DOWN OF REDUNDANT/ OBSOLETE ASSETS	SEVERANCE COSTS FOR INVOLUNTARY EMPLOYEE TERMINATIONS	COSTS TO EXIT CERTAIN LEASE OBLIGATIONS	OTHER COSTS RELATED TO CONSOLIDATION OF FACILITIES	TOTAL
YEAR ENDED JANUARY 31, 2002:					
Reserves Established	$ 4,138,000	$ 2,146,000	$ 2,622,000	$ 8,351,000	$17,257,000
Utilization of Reserves:					
Cash	—	(1,439,000)	(414,000)	—	(1,853,000)
Non-Cash	(3,615,000)	—	—	(6,608,000)	(10,223,000)
Balance at January 31, 2002	$ 523,000	$ 707,000	$ 2,208,000	$ 1,743,000	$ 5,181,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8. INCOME TAXES

For financial reporting purposes, income before taxes for the years ended January 31, 2002, 2001 and 2000 includes the following components:

YEARS ENDED JANUARY 31	2002	2001	2000
Pretax income (loss):			
United States	$ (52,853,000)	$ 8,217,000	$ (1,131,000)
Foreign	(40,157,000)	5,655,000	(5,972,000)
	$ (93,010,000)	$ 13,872,000	$ (7,103,000)

The income tax provision for the years ended January 31, 2002, 2001 and 2000 consists of the following:

YEARS ENDED JANUARY 31	2002	2001	2000
Current:			
Federal	$ 2,638,000	$ 5,530,000	$ 223,000
State	52,000	1,409,000	51,000
Foreign	(1,234,000)	2,294,000	1,058,000
Deferred:			
Federal	(19,324,000)	(4,416,000)	(1,395,000)
State	(4,307,000)	(1,620,000)	(418,000)
Foreign	—	(280,000)	53,000
	$(22,175,000)	$ 2,917,000	$ (428,000)

The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate (35%) to income before provision for income taxes. The items causing difference for the periods ended January 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000	
YEARS ENDED JANUARY 31	AMOUNT	%	AMOUNT	%	AMOUNT	%
Tax at statutory federal rate	$ (32,554,000)	35%	$ 4,855,000	35%	$ (2,486,000)	35%
State income tax net of federal	(3,540,000)	4	628,000	4	(13,000)	—
Tax credits	(3,713,000)	4	(1,522,000)	(11)	(989,000)	14
Change in valuation allowance	2,906,000	(3)	174,000	1	2,717,000	(38)
Foreign rate difference	7,935,000	(9)	(1,020,000)	(7)	320,000	(5)
Other	6,791,000	(7)	(198,000)	(1)	23,000	—
	$ (22,175,000)	24%	$ 2,917,000	21%	$ (428,000)	6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets as of January 31, 2002 and 2001 are as follows:

JANUARY 31	2002	2001
Deferred tax liabilities:		
Tax over book depreciation	$ 4,040,000	$ 5,631,000
Inventory costs capitalized	—	773,000
Other	2,200,000	1,000,000
Total deferred tax liabilities	6,240,000	7,404,000
Deferred tax assets:		
Net operating loss	22,631,000	7,797,000
Credits	9,464,000	5,765,000
Inventory and other reserves	8,401,000	7,276,000
Accrued expenses	2,380,000	2,701,000
Inventory costs capitalized	1,630,000	—
Goodwill and other	4,189,000	358,000
Total deferred tax assets	48,695,000	23,897,000
Valuation allowance	(10,240,000)	(7,334,000)
	38,455,000	16,563,000
Net deferred tax assets	$ 32,215,000	$ 9,159,000

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management is implementing tax strategies in fiscal 2003, including the carryback of net operating losses, that are expected to provide for the realization of the deferred tax assets generated in fiscal 2002.

In Costa Rica, the subsidiary company has been granted tax-free status under that country's Free Trade Zone Incentive System of 1990. As a result of the tax-free status, the subsidiary company is exempt from all taxes on profits or taxable income for an eight year period through October 2006, and 50% from all taxes on profits or taxable income for an additional two year period through October 2008.

In the Philippines, the subsidiary company has been granted tax-free status under the country's Special Economic Zone Act. As a result of the tax-free status, the subsidiary company is exempt from all taxes on profits or taxable income for a six year period through October 2004.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be invested indefinitely.

At January 31, 2002, the Company has consolidated federal and state net operating losses of approximately $33,882,000 and $17,635,000, respectively, which will begin to expire in 2021, unless previously utilized. At January 31, 2002, the Company has approximately $26,500,000 of foreign net operating losses in the United Kingdom, which are available indefinitely. At January 31, 2002, the Company has consolidated federal and state research and development credits of approximately $5,014,000 and $4,085,000, respectively which will begin to expire in 2014, unless previously utilized. The Company also had state manufacturing investment credits of approximately $1,128,000, which will begin to expire in 2009, unless previously utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. INFORMATION BY SEGMENT AND GEOGRAPHIC REGION

The Company operates in four distinct reportable segments, Broadband Wireless, Mobile Wireless, Defense and Space and Global Manufacturing. The Company's reportable segments have been determined based on the nature of the products offered to customers or the nature of their function within the organization. The Company evaluates performance and allocates resources based on profit or loss from operations before interest, other income and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Segment Data

YEAR ENDED JANUARY 31	2002	2001	2000
SALES:			
Broadband Wireless(1)	$ 54,967,000	$ 102,393,000	$ 69,410,000
Mobile Wireless	78,792,000	73,126,000	51,748,000
Defense and Space	62,961,000	67,963,000	60,515,000
Global Manufacturing	64,103,000	56,178,000	26,329,000
All other	13,368,000	32,669,000	11,765,000
Intersegment revenues	(44,210,000)	(58,830,000)	(30,578,000)
Net sales	$ 229,981,000	$ 273,499,000	$ 189,189,000
INCOME (LOSS) FROM OPERATIONS:			
Broadband Wireless	$ (25,615,000)	$ (8,729,000)	$ (6,824,000)
Mobile Wireless	(33,851,000)	(1,029,000)	(9,747,000)
Defense and Space	3,650,000	7,556,000	6,430,000
Global Manufacturing	(20,417,000)	4,294,000	1,681,000
All other (2)	(19,883,000)	271,000	(1,244,000)
Consolidated income (loss) from operations	$ (96,116,000)	$ 2,363,000	$ (9,704,000)
DEPRECIATION AND AMORTIZATION:			
Broadband Wireless	$ 3,301,000	$ 6,949,000	$ 4,650,000
Mobile Wireless	5,202,000	1,980,000	2,043,000
Defense and Space	2,928,000	2,842,000	2,711,000
Global Manufacturing	4,415,000	1,897,000	1,176,000
All other costs	4,890,000	2,539,000	2,798,000
Consolidated depreciation and amortization	$ 20,736,000	$ 16,207,000	$ 13,378,000
IDENTIFIABLE ASSETS:			
Broadband Wireless	$ 33,275,000	$ 61,390,000	$ 50,094,000
Mobile Wireless	84,911,000	51,874,000	39,257,000
Defense and Space	31,725,000	35,492,000	31,859,000
Global Manufacturing	57,597,000	37,238,000	19,068,000
All other assets	123,077,000	204,231,000	83,651,000
Consolidated assets	$ 330,585,000	$ 390,225,000	$ 223,929,000

(1) Includes sales of base station filter products totaling $20,872,000 and $16,419,000 in fiscal 2001 and 2000, respectively. Base station filter product sales are now included in Mobile Wireless group sales.

(2) The "All other" category includes REMEC's Corporate operations, Nanowave, Inc. (a majority-owned subsidiary) and certain other foreign subsidiaries. Fiscal 2002 results include a $5.1 million restructuring charge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Geographic Area Data

YEAR ENDED JANUARY 31	2002	2001	2000
SALES TO EXTERNAL CUSTOMERS:			
United States	$ 174,220,000	$ 200,989,000	$ 153,318,000
Canada	315,000	4,183,000	1,467,000
Europe	47,828,000	57,863,000	26,120,000
Asia	5,485,000	5,264,000	5,832,000
All other geographic regions	2,133,000	5,200,000	2,452,000
Total sales to external customers	$ 229,981,000	$ 273,499,000	$ 189,189,000
LONG-LIVED ASSETS BY AREA:			
United States	$ 66,679,000	$ 70,955,000	$ 59,903,000
Canada	15,602,000	16,188,000	11,515,000
Europe	42,914,000	7,907,000	8,321,000
Costa Rica	10,937,000	11,903,000	6,960,000
Asia	8,707,000	—	—
Total long-lived assets by area	$ 144,839,000	$ 106,953,000	$ 86,699,000

Sales are attributed to countries based on location of customers.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2002 and 2001 are as follows (in thousands, except per share data):

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
FISCAL 2002				
Net sales	$ 58,923,000	$ 60,391,000	$ 52,472,000	$ 58,195,000
Gross profit	4,561,000	7,106,000	8,093,000	2,810,000
Loss from operations	(13,832,000)	(12,366,000)	(12,051,000)	(57,866,000)
Net loss	(9,169,000)	(6,255,000)	(6,245,000)	(48,195,000)
Basic net loss per common share(1)	$ (.21)	$ (.14)	$ (.14)	$ (1.07)
Diluted net loss per common share(1)	$ (.21)	$ (.14)	$ (.14)	$ (1.07)
FISCAL 2001				
Net sales	$ 56,603,000	$ 63,001,000	$ 78,838,000	$ 75,057,000
Gross profit	15,104,000	17,123,000	22,557,000	14,903,000
Income (loss) from operations	1,090,000	2,376,000	5,224,000	(6,328,000)
Net income	1,353,000	3,215,000	4,999,000	1,311,000
Basic net earnings per common share(1)	$ .03	$ .07	$ .11	$ .03
Diluted net earnings per common share(1)	$ .03	$ .07	$ .11	$ .03

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year.

REPORT OF ERNST & YOUNG LLP

Independent Auditors

The Board of Directors and Shareholders of REMEC, Inc.

We have audited the accompanying consolidated balance sheets of REMEC, Inc. as of January 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of REMEC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of REMEC, Inc. at January 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

San Diego, California
March 6, 2002

COMMON STOCK PROFILE

Since February 1, 1996, the Common Stock has been quoted on the Nasdaq National Market under the symbol "REMC." The following table sets forth the range of high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market for the quarterly periods indicated.

	FISCAL YEAR 2002		FISCAL YEAR 2001	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 13.63	$ 8.05	$ 34.33	$ 13.50
Second Quarter	12.40	8.21	35.21	21.00
Third Quarter	11.68	7.31	34.69	20.38
Fourth Quarter	12.20	8.39	30.38	8.41

As of January 31, 2002, there were approximately 968 shareholders of record of our Common Stock.

The Company currently intends to retain all future earnings, if any, for use in the operation and development of its business and, therefore, does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future.

COMPANY INFORMATION

CORPORATE HEADQUARTERS
3790 Via de la Valle
Del Mar, CA 92104
Telephone: (858) 505-3713
www.remec.com

INFORMATION REQUESTS
A copy of the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge upon receipt of written request. Please address any such request to:

REMEC, INC. INVESTOR RELATIONS
3790 Via de la Valle
Del Mar, CA 92104

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on June 14, 2002 at 4:00 p.m. at the Company's headquarters.

LISTING
REMEC, Inc. common stock trades on The Nasdaq Stock Market® under the symbol REMC.

INDEPENDENT AUDITORS
Ernst & Young LLP, San Diego, California

GENERAL LEGAL COUNSEL
Heller, Ehrman, White & McAuliffe
San Francisco, California
Circuit, McKellogg, Kinney & Ross
La Jolla, California

CHANGE OF ADDRESS AND OTHER CORRESPONDENCE
Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: (800) 522-6645
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
www.melloninvestor.com

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

RONALD RAGLAND
Chairman of the Board

THOMAS CORCORAN
Former Chairman and CEO
Allegheny Teledyne, Inc.

MARK DANKBERG
Chairman of the Board
President, Chief Executive Officer
ViaSat, Inc.

WILLIAM GIBBS
Former Chief Executive Officer
Axiohm, Inc.

ANDRÉ HORN
Former Chairman of the Board
Joy Manufacturing Company
Chairman Emeritus
Needham & Company, Inc.

DR. JEFFREY NASH
Private Investor

OFFICERS

RONALD RAGLAND
Chairman of the Board
Chief Executive Officer

ERROL EKAIREB
President, Chief Operating Officer

BRUCE ANDERSON
Executive Vice President
President, REMEC Global Manufacturing

JACK GILES
Executive Vice President
President, REMEC Defense and Space

DAVID MORASH
Executive Vice President
Chief Financial Officer

JON OPALSKI
Executive Vice President
President, REMEC Mobile Wireless

NICHOLAS RANDALL
Executive Vice President
Chief Strategic Officer

CLARK HICKOCK
Senior Vice President
Chief Administrative Officer

DENNY MORGAN
Senior Vice President
Chief Engineer

WILLIAM SWEENEY
Senior Vice President,
Worldwide Sales and Marketing

DONALD WILKINS
Vice President,
General Counsel and Secretary

REMEC, INC.
3790 VIA DE LA VALLE
DEL MAR, CALIFORNIA 92014
WWW.REMEC.COM